SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 17)1
Red Lion Hotels Corporation
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
756764106
(CUSIP Number)

ALEXANDER B. WASHBURN
c/o Columbia Pacific Advisors, LLC
1910 Fairview Avenue East, Suite 200
Seattle, Washington 98102
(206) 728-9063

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 16, 2015
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.
Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

1                          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip 756764106	Schedule 13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
WASHINGTON

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,497,448

	8	SHARED VOTING POWER
- 0 -

	9	SOLE DISPOSITIVE POWER
5,497,448

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,497,448

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.69%

14	TYPE OF REPORTING PERSON*
PN

Cusip 756764106	Schedule 13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
COLUMBIA PACIFIC REAL ESTATE FUND II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
442,533

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
442,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
442,533

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.22%

14	TYPE OF REPORTING PERSON*
PN

Cusip 756764106	Schedule 13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
COLUMBIA PACIFIC ADVISORS, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
WASHINGTON

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,497,448

	8	SHARED VOTING POWER
442,533

	9	SOLE DISPOSITIVE POWER
5,497,448

	10	SHARED DISPOSITIVE POWER
442,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,939,981

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.93%

14	TYPE OF REPORTING PERSON*
IA

Cusip 756764106	Schedule 13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ALEXANDER B. WASHBURN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,497,448

	8	SHARED VOTING POWER
442,533

	9	SOLE DISPOSITIVE POWER
5,497,448

	10	SHARED DISPOSITIVE POWER
442,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,939,981

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.93%

14	TYPE OF REPORTING PERSON*
IN

Cusip 756764106	Schedule 13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DANIEL R. BATY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,497,448

	8	SHARED VOTING POWER
442,533

	9	SOLE DISPOSITIVE POWER
5,497,448

	10	SHARED DISPOSITIVE POWER
442,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,939,981

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.93%

14	TYPE OF REPORTING PERSON*
IN

Cusip 756764106	Schedule 13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
STANLEY L. BATY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,497,448

	8	SHARED VOTING POWER
442,533

	9	SOLE DISPOSITIVE POWER
5,497,448

	10	SHARED DISPOSITIVE POWER
442,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,939,981

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.93%

14	TYPE OF REPORTING PERSON*
IN

Cusip 756764106	Schedule 13D

This Amendment No. 17 (“Amendment No. 17”) filed jointly by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Fund"), Columbia Pacific Real Estate Fund II, LP, a Delaware limited partnership (the “Real Estate Fund”), Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"), Alexander B. Washburn, a U.S. citizen, Daniel R. Baty, a U.S. citizen, and Stanley L. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons") amends the Schedule 13D (as amended) previously filed by the foregoing (other than the Real Estate Fund) as specifically set forth herein.
Item 2.	Identity and Background.
Item 2 is hereby amended to add the following:
On January 16, 2015, the Real Estate Fund, an affiliate of the Fund, entered into an arrangement with the Issuer, Shelbourne Capital LLC (“Shelbourne”), and Mr. D. Baty whereby the Issuer sold a 45% ownership stake in 12 of its wholly-owned hotels to a joint venture, RL Venture LLC (“RL Venture”), in which the Real Estate Fund holds an indirect ownership interest.  In connection with the transaction, the Issuer issued warrants to purchase 442,533 shares of its common stock (the “Warrant Shares”) to Shelbourne Falcon RLHC Stock Investors LLC (the “JV”), in which the Real Estate Fund has an indirect ownership interest, Mr. D. Baty has an indirect ownership interest, and Shelbourne has an indirect ownership interest.  The Real Estate Fund and Shelbourne share voting and dispositive power with respect to the Warrant Shares.

Mr. Washburn, Mr. D. Baty and Mr. S. Baty serve as the managing members of the Adviser, which is primarily responsible for all investment decisions regarding the investment portfolio of the Fund and the Real Estate Fund.  The shares of Common Stock reported herein are held in the portfolio of the Fund or the Real Estate Fund.
The Real Estate Fund’s principal offices are located at 1910 Fairview Avenue East, Suite 200, Seattle, Washington 98102.  None of Mr. Washburn, Mr. D. Baty and Mr. S. Baty has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Item 4.	Purpose of Transaction.
The Reporting Persons are encouraged about the management team of the Issuer and the strategic direction.  The Reporting Persons believe the joint venture transaction rapidly repositions the Issuer to quickly achieve its growth goals.
Item 5.	Interest in Securities of the Issuer.
The responses set forth in Items 5(a) and 5(c) of the Schedule 13D are hereby replaced in their entirety by the following:

(a) As of the date hereof, (i) the Fund may be deemed to beneficially own an aggregate of 5,497,448 shares of Common Stock, which constitutes 27.69% of the total number shares of Common Stock outstanding, (ii) the Real Estate Fund may be deemed to beneficially own an aggregate of 442,533 shares of Common Stock, which constitutes 2.22% of the total number of shares of Common Stock outstanding, (iii) the rest of the Reporting Persons may be deemed to beneficially own an aggregate of 5,939,981 shares of Common Stock, which constitutes 29.93% of the total number shares of Common Stock

Cusip 756764106	Schedule 13D

outstanding, in each case as of November 3, 2014, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2014; filed on November 6, 2014.

(c) The Reporting Persons have not made any transactions in the shares of Common Stock on behalf of the Fund or the Real Estate Fund in the past 60 days.

Cusip 756764106	Schedule 13D

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2015	COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.

	By:	Columbia Pacific Advisors, LLC General Partner

	By:	/s/ Alexander B. Washburn
	Name:	Alexander B. Washburn
	Title:	Managing Member

COLUMBIA PACIFIC REAL ESTATE FUND II, LP

By:	Columbia Pacific Advisors, LLC General Partner

By:	/s/ Alexander B. Washburn
Name:	Alexander B. Washburn
Title:	Managing Member

COLUMBIA PACIFIC ADVISORS, LLC

By:	/s/ Alexander B. Washburn
Name:	Alexander B. Washburn
Title:	Managing Member

/s/ Alexander B. Washburn
Alexander B. Washburn

/s/ Daniel R. Baty
Daniel R. Baty

/s/ Stanley L. Baty
Stanley L. Baty